                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           WESPAC INVESTORS TRUST III
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Shares of Beneficial Interest, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  95103-21-01
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                F. Terry Shumate
                          Nevada Sea Investments, Inc.
                   10670 North Central Expressway, Suite 501
                              Dallas, Texas 75231
                                 (214) 750-5800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               December 16, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   95103-2101

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nevada Sea Investments, Inc.        75-2604949

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  5,284,472

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  5,284,472

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,284,472

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

    This Amendment No. 1 to Statement on Schedule 13D ("Amendment No. 1") is an amendment to, and complete restatement of, Schedule 13D for date of event of June 27, 1995 filed with the Securities and Exchange Commission (the "Commission") on July 24, 1995 and relates to shares of beneficial interest, no par value (the "Shares") of Wespac Investors Trust III (the "Issuer" or "Wespac"), a California real estate investment trust which had its principal executive offices located at West 4301 Sunset Highway, Spokane, Washington 99204 until September 24, 1996, and now has its principal executive offices located at 10670 North Central Expressway, Suite 501, Dallas, Texas 75231.

    The Issuer is a California business trust originally formed August 22, 1983. During January 1988, four of the elected trustees resigned pursuant to an agreement with U.S. Real Estate Advisers, Inc. ("USREA"), a privately held California corporation and four new trustees were elected, all of whom were officers of USREA. Also, during January 1988 the Issuer entered into certain financing arrangements with USREA and on April 13, 1988 the Trustees who were also officers of USREA caused Wespac to file for protection under Chapter 11 of the United States Bankruptcy Code (the "1988 Reorganization") which resulted in a plan of reorganization approved and confirmed by the court on March 29, 1989 with certain amendments. The 1988 Reorganization was closed by the bankruptcy court on August 21, 1992.

    On January 27, 1994, the Issuer again instituted a Chapter 11 bankruptcy proceeding styled In Re Wespac Investors Trust III, Case No. 94-00228-K11, pending in the United States Bankruptcy Court for the Eastern District of Washington (the "Bankruptcy Proceeding"), to seek a restructuring of the assets and liabilities of Wespac, in response to certain litigation that resulted in at least one judgment. A plan of reorganization dated March 22, 1996 (as modified) was confirmed by Order Confirming Plan of Reorganization dated May 15, 1996, entered May 20, 1996 (the "Confirmed Plan"). During the process of consummation of the Confirmed Plan, and on the eve of issuance of the final decree with respect to the Confirmed Plan, and emergence from the Bankruptcy Proceeding, the Board of Trustees of the Issuer by motion filed October 29, 1996 sought a modification of the Confirmed Plan which resulted in the entry of an Order of the Court approving the First Modification to Plan of Reorganization (as modified) (the "Modification").

    Pursuant to the Confirmed Plan, Class 6 consisted of the Allowed Interests of former public Shareholders in "Old Common Stock," all of which was cancelled on the Effective Date of the Confirmed Plan (June 15, 1996) with one share of beneficial interest of the Issuer deemed to be exchanged for each share of Allowed Interest, other than Greenbriar Corporation, who were then to hold in the aggregate 25% of the New Shares of Beneficial Interest. After objections to proofs of interest demonstrating an interest in another entity, it was determined that the Allowed Interests of such holders were equivalent to 2,642,236 Shares of Beneficial Interest.

    Also, pursuant to the Confirmed Plan, upon the Effective Date, Greenbriar Corporation reduced its claim to the so called "USREA Shares" acquired from S.
A. Zemco Management, PLC ("Zimco") to equal 25% of the Allowed Interests (a total of 2,642,236 Shares of Beneficial Interest) and Nevada Sea Investments, Inc. ("Nevada Sea") was deemed to exercise an option to receive all such Shares of Beneficial Interest. In addition, in the compromise of its creditor's claim, Greenbriar Corporation was to receive, pursuant to the Confirmed Plan, 50% of the issued and outstanding Shares of Beneficial Interest, but prior to the Effective Date of the Confirmed Plan, by agreement, Greenbriar Corporation entered into an arrangement pursuant to which Greenbriar Corporation conveyed to Nevada Sea an undivided 50% in and to the creditor's claim resulting in an undivided 25% out of an aggregate of 50% of the New Shares of Beneficial Interest of the Issuer to be issued, on a "when issued" basis, to Nevada Sea in consideration of cancellation of certain indebtedness. As a result, prior to the implementation of the procedures set forth in the Modification and as of November 29, 1996, there were deemed to be 10,568,944 Shares of Beneficial Interest, no par value of the Issuer, available for issuance to Shareholders, of which 2,642,236 Shares were issuable to public shareholders (an aggregate of 25% of such Shares), 2,642,236 Shares were issuable to Greenbriar Corporation (an aggregate of 25% of such shares), and 5,284,472 Shares of Beneficial Interest were issuable to Nevada Sea (an aggregate of 50% of such shares).

    In order to ensure that the correct number of Shares are issued to Greenbriar Corporation and Nevada Sea, the Issuer and Nevada Sea have entered into that certain Share Settlement Agreement dated as of May 31, 1996 (the "Share Settlement Agreement") pursuant to which, in the event it is determined for whatever reason either too many or too few Shares have been issued to Nevada Sea and/or Greenbriar Corporation so that either or both hold in excess of or less than the required number of issued and outstanding Shares of the Issuer pursuant to the Confirmed Plan when such Shares are issued, the Issuer has agreed to either issue additional Shares or Nevada Sea (and/or Greenbriar Corporation) are to return to the Issuer for cancellation such number of Shares as will make the percentages work out to the required percentages pursuant to the Confirmed Plan.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(c) and (f). This Amendment No. 1 is filed by Nevada Sea, a Nevada corporation which has its principal executive offices located at 10670 North Central Expressway, Suite 501, Dallas, Texas 75231. Nevada Sea's principal business is investment in real estate. The name, business address, present principal occupation or employment, and the name and address of the corporation or organization in which each such occupation, position, office or employment is conducted, of each of the executive officers or directors of Nevada Sea are set forth on Schedule 1 attached hereto. Each of such individuals listed on Schedule 1 is a citizen of the United States of America.

    (d) During the last five years, neither Nevada Sea nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, neither Nevada Sea nor any of its executive officers of directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The funds utilized to originally acquire an option from Greenbriar Corporation came from Nevada Sea's working capital. Nevada Sea agreed to pay $450,000 to Medical Resources Companies of America (now known as Greenbriar Corporation) on July 27, 1995 as a fee for receiving the original option granting to Nevada Sea the right to acquire certain Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

    Nevada Sea acquired the Shares described under Items 1 and 5 in order to assume day-to-day operating control and management of the Issuer and to attempt to resolve the Bankruptcy Proceeding through the proposing and effectuating of the Confirmed Plan and the Modification. Nevada Sea has no present plans or proposals which would result in Nevada Sea seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Amendment No. 1, Nevada Sea has no present plans or proposals which relate to or would result in:

         (a) the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer, except to the extent such action is incidental to the "Incorporation Procedure" described in the Modification and below; or

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer except as set forth and described in the Modification and below; or

         (c) a sale or transfer of a material amount of assets of the Issuer, except to the extent that same occurs by operation of law pursuant to the Incorporation Procedure described in the Modification and below; or

         (d) a change in the present Board of Trustees or management of the Issuer, including any plans or proposals to change the number or term of trustees or fill any existing vacancies on the Board except that the following individual who are also officers of Nevada Sea or one of its affiliates have been elected as of June 19, 1996 as two of the members of the Board of Trustees to fill vacancies created by prior resignations and to ensure that at least three members of the Board of Trustees would exist:

                                 Karl L. Blaha
                                F. Terry Shumate

    the effect of which was to fill existing vacancies on the Board of Trustee;
    or

         (e) any material change in the present capitalization or dividend policy of the Issuer, except to the extent that the incidental effect to such items might occur pursuant to the Incorporation Procedure described in the Modification and below; or

         (f) any other material change in the Issuer's business or corporate structure, except to the extent that the Incorporation Procedure described in the Modification and below might have such effect; or

         (g) changes in the Issuer's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, except that a change in the Charter and Bylaws of the Issuer will occur through the Incorporation Procedure described in the Modification and below which would have the effect of making it more difficult for persons to obtain control of the Issuer in the future; or

         (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)     any action similar to any of those enumerated above.

    The effect of the Modification was to distribute to the shareholders of the Issuer a proposal to convert Wespac from a California business trust into a Nevada corporation through the "Incorporation Procedure" described therein, coupled with a change of the name of the Issuer. Such proposal was distributed to the shareholders of the Issuer who, by November 29, 1996, approved the proposal by a vote in excess of 84% in favor. The "Incorporation Procedure" is in the process of implementation as of December 16, 1996 which is the date of certification of results of the balloting to the Court in the Bankruptcy Proceeding.

    A simplified explanation of the "Incorporation Procedure" is that Wespac will be incorporated in California pursuant to Section 200.5 of the California Corporation Code under the name Wespac Property Corporation (the "California Corporation") and the California Corporation (as successor to Wespac) will then be merged with and into a wholly-owned Nevada subsidiary corporation (the "Merger"), with the Nevada corporation being the survivor to such Merger. The Board of Trustees of Wespac is causing the Nevada corporation to be organized in Nevada under the name First Equity Properties, Inc. which will be the name of the resulting entity. Prior to the Merger, such Nevada corporation will have no significant business assets or liabilities of any consequence and no operating history. Under Section 200.5 of the California Corporation Code, which governs the process of incorporating a business trust, following the approval of the affirmative vote of a majority of the outstanding shares of beneficial interest, such existing trust may then file articles of incorporation with a certificate attached, signed by certain officers of that trust, stating that the incorporation of the association has been approved by the trustees and the required vote of the shareholders, and upon the filing of the articles of incorporation pursuant to that section, the resulting California Corporation succeeds automatically to all of the rights and properties of Wespac and become subject to all of its debts and liabilities in the same manner as if the California Corporation had itself incurred them. The current three trustees of Wespac constitute the initial directors of the California Corporation and the Nevada corporation and all rights of creditors and all liens upon property of Wespac are preserved unimpaired. Any action or proceeding pending by or against Wespac may be prosecuted at judgment, which shall bind the California Corporation or the California Corporation may be proceeded against or substituted in its place. Under Section 200.5(e), filing for record in the office of the county recorder of any county in the State of California in which any of the real property of any such trust is located and a copy of the articles of incorporation certified by the Secretary of State shall evidence record ownership in the California Corporation of all interests of the association in and to the real property located in that county. Following the incorporation of Wespac into the California Corporation, the Merger is accomplished by articles of merger and a plan of merger filed in the States of California and Nevada. The surviving corporation (in this instance the Nevada corporation) automatically, by operation of law, succeeds to all of the assets, rights, duties, liabilities and obligations of the California Corporation (as successor to Wespac) upon the effectiveness of the Merger.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) As of December 16, 1996, an aggregate of 5,284,472 Shares of Beneficial Interest of the Issuer were issuable to Nevada Sea, which constitutes an aggregate of 50% of the total number of 10,568,944 Shares of Beneficial Interest, no par value of the Issuer to be issued pursuant to the Confirmed Plan and the Modification.

    (b) Nevada Sea has the sole power to vote 5,284,472 Shares of Beneficial Interest of the Issuer and, subject to compliance with applicable securities laws, Nevada Sea will have the sole power to dispose of all of such 5,284,472 Shares of Beneficial Interest of the Issuer.

    (c) During the 60 calendar days ended December 16, 1996, except for the Share Settlement Agreement and any incidental matters occurring under the Modification and the Incorporation Procedure described therein, Nevada Sea did not engage in any transaction in the Shares of Beneficial Interest of the Issuer or any other equity interest derivative thereof.

    (d) No person other than Nevada Sea or its Board of Trustees is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the 5,284,472 Shares of Beneficial Interest issuable to Nevada Sea.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    By agreement effective May 12, 1995, Greenbriar Corporation (then known as Medical Resource Companies of America) granted an option to Nevada Sea to purchase a judgment from California Court (the "Judgment") against Wespac and all of Greenbriar Corporation's claim against Wespac in the Bankruptcy Proceeding, which option was in lieu of any other agreement among the parties, written or verbal, relating to Wespac (the "Original Option").

As a result of various negotiations among creditors in the Bankruptcy Proceeding, for the benefit of all future creditors and shareholders of Wespac, Greenbriar Corporation and Nevada Sea rescinded ab initio, as of the time of its original issuance the Original Option; Greenbriar Corporation retained the consideration paid for the Original Option; and at the time of execution of a letter agreement dated May 31, 1996, Greenbriar Corporation conveyed to Nevada Sea an undivided 50% interest in and to the Judgment and the Claim which resulted in an undivided interest of 25% out of an aggregate of 50% of new shares of Beneficial Interest of Wespac referred to in the Confirmed Plan as "New Common Stock" on a "when issued" basis. As a part of such arrangement, Greenbriar Corporation covenanted and agreed that it would not, without the prior written consent of Nevada Sea, sell or dispose of any of the 25% of total Wespac shares of Beneficial Interest which Greenbriar Corporation was to receive under the Confirmed Plan.

    Except to the extent that Nevada Sea's participation in the Confirmed Plan, the Modification or vote in favor of the Incorporation Procedure might be considered to be a contract, arrangement, understanding or relationship among Nevada Sea and certain other persons with respect to securities of the Issuer, all as described in Items 1 and 4 above, Nevada Sea has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer including, but not limited to, a transfer or voting of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

    See also Item 1 above and the Original Option Agreement dated June 27, 1995 between Greenbriar Corporation and Nevada Sea previously filed as an exhibit to the original Schedule 13D dated July 21, 1995 concerning the so-called "USREA Shares" acquired from Zemco. Such option was deemed exercised pursuant to the Confirmed Plan.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

  The following is filed herewith as exhibits or incorporated by reference as indicated below.

               Exhibit
             Designation                                      Exhibit Description
             -----------                                      -------------------
                99.1                  Option Agreement dated as of June 27, 1995 between Medical
                                      Resource Companies of America (n/k/a Greenbriar Corporation) and
                                      Nevada Sea Investments, Inc. (incorporation by reference is made to Schedule 13D for date of event June 27, 1995 filed by Nevada
                                      Sea Investments, Inc. on July 24, 1995)

                99.2*                 Letter Agreement dated May 31, 1996 between Greenbriar Corporation and Nevada Sea Investments, Inc.



__________________________________

     * Filed herewith

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 1997           NEVADA SEA INVESTMENTS, INC.



                                  By:      /s/ F. TERRY SHUMATE
                                           ------------------------------------
                                           F. Terry Shumate,
                                           Vice President, Secretary
                                           and Treasurer

                                   SCHEDULE 1

                        EXECUTIVE OFFICERS AND DIRECTORS
                        OF NEVADA SEA INVESTMENTS, INC.


  NAME AND CAPACITY WITH
NEVADA SEA INVESTMENTS, INC.                        BUSINESS ADDRESS
----------------------------                        ----------------
 Bradford A. Phillips,                          10670 North Central
 Director and President                         Expressway, Suite 300,
                                                Dallas, Texas 75231

 F. Terry Shumate, Director,                    10670 North Central
 Chairman of the Board, Vice                    Expressway, Suite 501,
 President, Secretary and                       Dallas, Texas 75231
 Treasurer

                                EXHIBIT INDEX


  Exhibit
Designation                                      Exhibit Description
-----------                                      -------------------
   99.1                  Option Agreement dated as of June 27, 1995 between Medical
                         Resource Companies of America (n/k/a Greenbriar Corporation) and
                         Nevada Sea Investments, Inc. (incorporation by reference is made to Schedule 13D for date of event June 27, 1995 filed by Nevada
                         Sea Investments, Inc. on July 24, 1995)

   99.2*                 Letter Agreement dated May 31, 1996 between Greenbriar Corporation and Nevada Sea Investments, Inc.



__________________________________

     * Filed herewith